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                                                                      EXHIBIT 20


[LOGO OF COLUMBIA/HCA HEALTHCARE CORPORATION APPEARS HERE]

NEWS


                                                 FOR IMMEDIATE RELEASE

INVESTOR RELATIONS CONTACTS:                        MEDIA CONTACT:

Mark Kimbrough     Israel Rollins                     Jeff Prescott
615/344-2688       615/344-2708                       615/344-5708


              COLUMBIA/HCA EXPECTS THIRD QUARTER EARNINGS DECLINE

     Nashville, TN September 9, 1997 -- Columbia/HCA Healthcare Corporation (NYSE: COL) today announced that the Company anticipates weaker than expected financial results in the third quarter ending September 30, 1997. Management projects reporting revenues to be flat to down slightly from the third quarter of 1996 and a reduction in earnings per share to $0.20 to $0.25, compared with $0.46 in last year's third quarter.

     Although final figures for August are not yet available, the Company estimates that same facility admissions declined by approximately 1 percent in the month of August. Same facility admissions for July increased by 1.6 percent compared to July 1996, and for the first seven months of 1997 increased by 2.3 percent.

     "Our number one priority of continuing to provide the highest quality patient care will not be compromised," said Dr. Thomas F. Frist, Jr., who was named Chairman and Chief Executive Officer on July 25, 1997. "With the changes already made, and others soon to be announced, we are confident we are laying the foundation for a strong future. We must, however, continue to examine the Company's cost structure and staffing needs and respond accordingly, if admission trends continue to be soft."

     The Company said that during the third quarter it expects to incur costs of approximately $60 million in connection with activities primarily related to severance costs and the ongoing government investigations. Columbia/HCA has retained the services of the law firm, Latham & Watkins, and the accounting firm, Deloitte & Touche, to assist the Company in working with government agencies to resolve outstanding issues. The new management has pledged cooperation with government officials on pending investigations, in an effort to resolve these matters as quickly as possible.


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September 9, 1997
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     Columbia/HCA has announced several initiatives to address current issues, including a slowing of the Company's acquisition program, elimination of Columbia's national branding campaign, and termination of construction projects totaling approximately $250 million. An additional $200-$300 million of construction projects are currently under review. The Company has also announced plans to divest its home health operations and three of four Value Health units.

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The above statements include forward looking statements based on current management expectations. Numerous factors exist which may cause future results to differ from these expectations. The information involves risks and uncertainties as detailed from time to time in the Company's filing with the Securities and Exchange Commission.